





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Fuel Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, Suite 3210
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Bolebruch (646) 572-0428
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Bolebruch _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Corporate Fuel Securities, LLC _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



PIERINA MACCHIA
Notary Public State of New York
No. 01MA6369704
Qualified in Westchester County
Commission Expires 01/16/2022

_____
Signature

_____
CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
    of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
    consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Corporate Fuel Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corporate Fuel Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Corporate Fuel Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Corporate Fuel Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Corporate Fuel Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as the Company's independent auditor since 2007.

New York, New York
March 17, 2021

Morison KSi
Independent member

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	66,331
Accounts receivable		68,589
Due from parent		10,396
Other assets		1,645
TOTAL ASSETS	$	146,961

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	47,565
MEMBER'S EQUITY		99,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	146,961

See notes to financial statement.

CORPORATE FUEL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

1. DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M & A advisory fees- The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial. During the year ended December 31, 2020, the Company recognized $27,487 in revenues earned at a point in time and $427,500 in revenues earned over time.

Use of Estimates
….
Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of a financial asset. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified advisory fees and accounts receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation of the collectability of the accounts receivable utilizing the CECL framework, The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on its contractual arrangements and expectation of collection in accordance with industry standards,

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. An account at an institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had $0 in excess of the FDIC insured limit. No losses incurred to date.

Income Taxes

The Company is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes* for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2017.

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through March 17, 2021, which is the date that the financial statement was available to be issued.

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to a client in accordance with the contractual terms of the agreements. During the year ended December 31, 2020 the Company earned $249,895 in financial advisory fees through joint agreements with the Parent Company.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, based on time spent, which the Company records monthly as a contribution to capital. These amounts totaled $218,897 for the year ended December 31, 2020. There is an amount due to parent of $2,500 that is included in accrued expenses and other liabilities at December 31, 2020.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital of $18,766 exceeded required net capital of $5,000 by $13,766 and the ratio of aggregate indebtedness to net capital was 2.53 to 1.

The Company is exempt under Section (k)(2)(i) of Rule 15c3-3. As such, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

The Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240. 17a-5 are limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.